March 7, 2016	News Release 16–05
SILVER STANDARD TO ACQUIRE CLAUDE RESOURCES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) and Claude Resources Inc. (TSX: CRJ) (“Claude Resources”) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) whereby Silver Standard will acquire all of the outstanding common shares of Claude Resources pursuant to a plan of arrangement (the “Transaction”) to create a high-quality intermediate precious metals producer with assets in the Americas.

Under the terms of the Agreement, all of the Claude Resources issued and outstanding common shares will be exchanged on the basis of 0.185 of a Silver Standard common share and C$0.001 in cash per Claude Resources share, representing total consideration of C$1.65 per share of Claude Resources based on the value of Silver Standard’s common shares as of the close of business on March 4, 2016. This implies an equity valuation of C$337 million for Claude Resources. The consideration represents a premium of approximately 25% based on the 20-day volume weighted average prices of Silver Standard and Claude Resources and 30% to Claude Resources’ closing price of C$1.27 per common share on March 4, 2016. Upon completion of the Transaction, existing Silver Standard and Claude Resources shareholders will own approximately 68% and 32% of the combined company, respectively.

Transaction Highlights

▪	Establishes a high-quality intermediate precious metals producer: Combines high-margin precious metals operations with scale and financial strength in attractive mineral belts and political regions.

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Significant pro forma mining company: In 2016, the combined company is expected to produce approximately 390,000 gold equivalent ounces at cash costs of approximately $735 per equivalent ounce of gold sold [1].

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Immediately strengthens financial position: Increased free cash flow generation, enhanced credit quality, and improved financial flexibility with combined cash and marketable securities of $330 million as at December 31, 2015.

▪	Combines complementary technical skills: Brings safe underground and open pit mining skills together to realize portfolio growth and exploration opportunities.

▪
Well positioned to pursue growth: Accelerate exploration of the +19,000 hectare Seabee property while continuing to explore Marigold in Nevada and Pirquitas/Chinchillas properties in Argentina, as well as continuing our disciplined approach to reviewing external project and production opportunities.

Paul Benson, President and CEO of Silver Standard said, “The addition of the Santoy and Seabee mine complexes to our operating portfolio demonstrates our disciplined acquisition strategy to deliver growth and value to our shareholders. Through this transaction we are adding a third high quality, strong cash flowing operation located in Canada, one of the best places in the world to operate mines. We also acquire a large underexplored land position with significant exploration upside. With financial synergies and our strong balance sheet, the combined company is well positioned to maximize value from our assets and pursue further growth opportunities.”

Brian Skanderbeg, President and CEO of Claude Resources said, “This transaction provides our shareholders with meaningful ownership of an emerging Americas focused mid-tier precious metals producer. Our long-term production profile, free cash flow, strong balance sheet and significant exploration potential are a great addition to Silver Standard’s portfolio of producing mines and development projects and we are excited that we can share in the growth opportunities that exist going forward. ”

Benefits to Silver Standard Shareholders

▪	Immediate positive free cash flow from high-margin mining operation.

▪	Results in production growth with minimal capital investment and a cash flow accretive transaction.

▪	Establishes an operating presence in Canada, providing further geopolitical diversification.

▪	Adds underground mining capabilities to our core operating strengths.

▪	Provides strong Mineral Resources to Mineral Reserves conversion opportunity.

▪	Discovery potential with a large, underexplored land package underpinned by active drill programs.

▪	Enhances corporate credit quality, further strengthening our balance sheet.

▪	Income tax and G&A synergies with the addition of a Canadian mining operation.

Benefits to Claude Resources Shareholders

▪	Results in an immediate premium of 25% based on Silver Standard and Claude Resources’ 20-day volume weighted average prices on March 4, 2016.

▪	Immediate premium of 30% to Claude Resources’ closing price of C$1.27 per common share on March 4, 2016.

▪	Provides exposure to Silver Standard’s diversified project portfolio.

▪	Significantly enhances financial strength and free cash flow generation.

▪	Provides equity participation for exposure to future value creation and growth.

▪	Increases trading liquidity and capital markets exposure.

▪	Presents financial and tax synergies only realized through the combination.

▪	Maintains exposure to Claude Resources’ operating and exploration portfolio.

Transaction Conditions and Timing
Under the terms of the Agreement, the Transaction will be carried out by way of a court approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Claude Resources at a special meeting. The issuance of shares by Silver Standard under the Agreement is subject to the approval of the majority of votes cast by the Silver Standard shareholders at a special meeting.

Completion of the Transaction is subject to regulatory approvals and other customary closing conditions. The Transaction includes customary deal-protection provisions, including non-solicitation of alternative transactions, a right to match superior proposals and a C$12 million reciprocal termination fee payable under certain circumstances.

Full details of the Transaction will be included in the management information circulars of both Silver Standard and Claude Resources to be mailed to their respective shareholders by mid-April 2016. The special shareholder meetings of both companies are expected to be held in mid-May 2016. Upon completion of the Transaction, one Claude Resources Director will be appointed to the Board of Directors of Silver Standard.

Board of Directors’ Recommendations

Both companies’ Boards of Directors have determined that the Transaction is in the best interests of their respective shareholders based on, among other factors, the benefits set forth above. Each company’s Board of Directors has unanimously approved the Transaction and will provide a written recommendation that its respective shareholders vote in favor of the Transaction in the management information circulars to be mailed to their respective shareholders in connection with the Transaction.

Each of the directors and senior officers of Silver Standard and Claude Resources have entered into an agreement to vote in favor of the Transaction at the special meetings of Silver Standard and Claude Resources shareholders, respectively.

Macquarie Capital Markets Canada Ltd. has provided a fairness opinion to the Board of Directors of Silver Standard. National Bank Financial Inc. and Canaccord Genuity Corp. have provided fairness opinions to the Board of Directors of Claude Resources.

Advisors and Counsel
Macquarie Capital Markets Canada Ltd. is acting as financial advisor and Lawson Lundell LLP is acting as legal counsel to Silver Standard and its Board of Directors.
National Bank Financial Inc. is acting as financial advisor and Blake, Cassels & Graydon LLP is acting as legal counsel to Claude Resources and its Board of Directors. Claude has also engaged Canaccord Genuity Corp. to provide an opinion as to the fairness of the Silver Standard consideration, from a financial point of view, to Claude Resources.

Conference Call and Webcast

▪	Conference call and webcast: Monday, March 7, 2016, at 8:30 am EST.

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (416) 915-3239
Webcast:	ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 00339
All other callers:	+1 (412) 317-0088, replay code 00339

About Silver Standard
Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. In 2016, Silver Standard is expected to produce over 320,000 gold equivalent ounces at cash costs of $770 per gold equivalent ounce sold 1. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Claude Resources

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan, with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX:CRJ) and the OTCQB (OTCQB:CLGRF). Since 1991, Claude Resources has produced over 1,100,000 ounces of gold from its 100 percent owned Seabee Gold Operation in northeastern Saskatchewan. In 2016, Claude Resources is expected to produce between 65,000 and 72,000 ounces gold at cash costs of C$700 to C$770 per ounce gold. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: Silver Standard Resources Inc. and Claude Resources Inc.
For further information contact:

Paul Benson
President & CEO
Silver Standard Resources Inc.
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

Brian Skanderbeg
President & CEO
Claude Resources Inc.
+1 (306) 668-7505

Marc Lepage
Manager, Investor Relations
Claude Resources Inc.
+1 (306) 668-7501
ir@clauderesources.com
www.clauderesources.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com. To receive Claude Resources' news releases by e-mail, please register using the Claude Resources website at www.clauderesources.com.

Footnotes

1 Calculated based on mid-point of each Company’s previously announced 2016 production and cast costs guidance with silver converted to gold equivalent at a 75:1 ratio.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward‐looking statements or information relate to, among other things: anticipated benefits of the Transaction to Silver Standard, Claude Resources and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Transaction; the ability of Silver Standard and Claude Resources to satisfy the other conditions to, and to complete, the Transaction; the anticipated timing of the mailing of the management information circulars of each company regarding the Transaction; the closing of the Transaction; future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of the combined company’s projects; the sufficiency of the combined company’s working capital, anticipated operating cash flow or the combined company’s ability to raise necessary funds; estimated production rates for silver, gold and other metals; timing of production and the cash costs and total costs of production at the Pirquitas mine, the Marigold mine and the Seabee Gold Operation; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the combined company’s mining projects, including future sales of metals, concentrate or other products; and the combined company’s plans and expectations for its properties and operations.

In respect of the forward‐looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the Transaction, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circulars; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, court, stock exchange, creditor and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction.

In respect of the forward‐looking statements and information concerning the anticipated benefits of the proposed Transaction and the future prospects of the combined company, these forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the synergies expected from the Arrangement not being realized; business integration risks; uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Seabee Gold Operation and the parties’ other projects; the combined company’s ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard’s interest in Pretium Resources

Inc. (“Pretium”) and its other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits obtained; ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the parties’ control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment of Silver Standard by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to mineral properties and the ability to obtain surface rights; insurance coverage; civil disobedience in the countries where the parties’ mineral properties are located; operational safety and security risks; actions required to be taken under human rights law; ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from certain directors’ and officers’ involvement with other natural resource companies; information systems security risks; and those other various risks and uncertainties identified under the heading “Risk Factors” in Silver Standard’s most recent Annual Information Form and under the caption "Risk Factors" in Claude Resources’ Annual Information Form, in each case filed with the Canadian securities regulatory authorities, which is available at www.sedar.com.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of precious metals sold and gold equivalent cash costs per payable ounce of precious metals sold. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.